SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)


                     NutraMax Products, Inc.
                     -----------------------
                         (Name of Issuer)

             Common Stock, par value $.001 per share
             ---------------------------------------
                  (Title of Class of Securities)

                             67061A30
                          --------------
                          (CUSIP Number)

                         David M. Schulte
                      Chilmark Fund II, L.P.
                    875 North Michigan Avenue
                     Chicago, Illinois 60611
                          (312) 984-9711
        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         August 31, 1998
                  -----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

    If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3)
               or (4), check the following box [ ].


                        Page 1 of 11 Pages
                 Exhibit Index Appears on Page 10

                           SCHEDULE 13D
CUSIP NO.  67061A30
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cape Ann Investors, L.L.C.
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [_]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,101,468
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,101,468
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,101,468
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [_]
 ----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.3%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO


                        Page 2 of 11 Pages

                           SCHEDULE 13D
CUSIP NO.  67061A30
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark Fund II, L.P.
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [_]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,106,468
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,106,468
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,106,468
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [_]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    PN


                        Page 3 of 11 Pages

                           SCHEDULE 13D
CUSIP NO.  67061A30
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark II, L.L.C.
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,106,468
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,106,468
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,106,468

-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [_]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO


                        Page 4 of 11 Pages

                           SCHEDULE 13D
CUSIP NO.  67061A30
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chilmark Partners, L.L.C.
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [_]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,106,468
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,106,468
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,106,468
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [_]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    OO


                       Page 5 of 11 Pages

                           SCHEDULE 13D
CUSIP NO.  67061A30
-----------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David M. Schulte
-----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                         (b) [x]
-----------------------------------------------------------------
3   SEC USE ONLY

-----------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
-----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [_]
-----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
-----------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          -------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            1,106,468
EACH            -------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            -------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    1,106,468
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,106,468
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [_]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.4%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN


                       Page 6 of 11 Pages

           This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed on September 22, 1997, as previously amended (the "Schedule 13D"), by Cape Ann Investors, L.L.C. ("Cape Ann"), Chilmark Fund II, L.P. ("Chilmark Fund"), Chilmark II, L.L.C. ("Chilmark II"), Chilmark Partners, L.L.C. ("Chilmark Partners") and David M. Schulte (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.001 per share ("Common Stock"), of NutraMax Products, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

           Cape Ann expended $710,010.47 to acquire the 98,300 additional Shares of Common Stock to which this Amendment relates. The source of such funds was capital contributions from the members of Cape Ann.

Item 4.  Purpose of Transaction.

           The Shares of Common Stock to which this Amendment relates were acquired in open market transactions from August 19, 1998 through August 31, 1998 in accordance with the August 1998 Amendment, previously described in the Schedule 13D. These Shares were acquired in order to expand the minority investment of Cape Ann in the Issuer. Under the August 1998 Amendment, Cape Ann and Chilmark Fund and their affiliates are permitted to purchase from time to time, in the open market or in privately negotiated transactions, up to an aggregate of 245,000 shares of Common Stock. Accordingly, an additional 146,700 Shares may be purchased.

           The Reporting Persons intend to continue to review their investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general economic, market and investment conditions and options available to them, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to applicable law and the limitations of the October Agreement and the Agreement previously described in the Schedule 13D, as amended by the August 1998 Amendment.

           Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

           (a) and (b) As of the date hereof, the Reporting Persons beneficially own 1,106,468 shares of Common Stock (1,101,468, in the case of Cape Ann). To the best knowledge of the Reporting Persons, there are 5,715,763 shares of Common Stock outstanding (as reported by the Issuer in its most recent Quarterly Report on Form 10-Q). The 1,106,468 shares beneficially owned by the Reporting Persons represent approximately 19.4% of the Common Stock issued and outstanding. Subject to the


                        Page 7 of 11 Pages
limitations of the Agreement, the Reporting Persons share the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, the Common Stock beneficially owned by them (except that Cape Ann does not share such powers with respect to the 5,000 shares of Common Stock held directly by Chilmark Fund).

           (c) Certain information with respect to each transaction by Cape Ann in the Common Stock during the last sixty days is set forth in Exhibit 8 hereto. Except as set forth therein, during the last sixty days, no transactions in Common Stock were effected by the Reporting Persons (or, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A to the Schedule 13D).

Item 7.  Material to be Filed as Exhibits.

          Exhibit 8 - Purchases of Common Stock During
                      the Last Sixty Days.


                        Page 8 of 11 Pages

                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  September 1, 1998

                         Cape Ann Investors, L.L.C.

                         By:  /s/ David Schulte
                            -------------------------
                            Name:  David Schulte
                            Title: President


                         Chilmark Fund II, L.P.

                         By: Chilmark II, L.L.C.

                         By:  /s/ David Schulte
                            -------------------------
                            Name:  David Schulte
                            Title: President


                         Chilmark II, L.L.C.

                         By:  /s/ David Schulte
                            -------------------------
                            Name:  David Schulte
                            Title: President


                         Chilmark Partners, L.L.C.

                         By:  /s/ David Schulte
                            -------------------------
                            Name:  David Schulte
                            Title:  Managing Member


                           /s/ David Schulte
                         ----------------------------
                                David Schulte


                        Page 9 of 11 Pages

                           EXHIBIT INDEX

Exhibit                                              Page
Number    Description                               Number
------    -----------                               ------

1         Joint Filing Agreement, dated               *
          September 19, 1997, among the
          Reporting Persons.

2         Stock Purchase Agreement.                   *

3         Amendment No. 1.                            *

4         Form of Share Purchase Agreement,           *
          dated as of September 18, 1997.

5         October Agreement.                          *

6         Amendment to October Agreement.             *

7         August 1998 Amendment to Stock              *
          Purchase Agreement.

8         Purchases of Common Stock During           11
          the Last Sixty Days.


--------

* previously filed


                       Page 10 of 11 Pages

                                                      Exhibit 8

                   Purchases of Common Stock
                  During the Last Sixty Days

           Set forth below are the purchases of Common Stock during the sixty days through August 31, 1998. All purchases were made in open-market, stock exchange transactions.

    Date               Number of Shares        Price per Share*
    ----               ----------------        ----------------

   8/19/98                   2,500                  7.5000
   8/20/98                   2,500                  7.3750
   8/21/98                   1,500                  7.7500
   8/24/98                  20,000                  7.7500
   8/25/98                   4,100                  7.7500
   8/26/98                   4,100                  7.4817
   8/27/98                   4,100                  7.0000
   8/28/98                  12,000                  6.6250
   8/31/98                  47,500                  7.0000



----------
*  Excluding commissions.


                       Page 11 of 11 Pages